SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No.______)

Filed by the Registrant [ X ]

Filed by a Party other than the Registrant [ ]

Check the appropriate box:

[ ] Preliminary Proxy Statement

[ ] Confidential, for Use of the Commission Only (as permitted by

Rule 14a-6(e)(2))

[ ] Definitive Proxy Statement

[ ] Definitive Additional Materials

[ X ] Soliciting Material Pursuant to Sec. 240.14a-11(c) or

Sec. 240.14a-12

Federated Asset Allocation Fund

(Name of Registrant as Specified In Its Charter)

Federated Investors

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[ X ] No fee required.

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4)

and 0-11.

1. Title of each class of securities to which transaction applies:

2. Aggregate number of securities to which transaction applies:

3. Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4. Proposed maximum aggregate value of transaction:

5. Total fee paid:

[ ] Fee paid previously with preliminary proxy materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1) Amount Previously Paid:

_______________________________________________________________

2) Form, Schedule or Registration Statement No.:

_______________________________________________________________

3) Filing Party:

_______________________________________________________________

4) Date Filed:

_______________________________________________________________

Filed by Federated Asset Allocation Fund

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1934

Subject Company: Federated Balanced Allocation Fund

Commission File No. 811-1

Re:URGENT:  Federated Balanced Allocation Fund Shareholder Meeting 11/8/11 - Vote Today!

Federated Balanced Allocation Fund recently sent you materials regarding a Special Meeting of Shareholders to be held on November 8, 2011. At the time of this notification mailing, the Fund’s records indicate that we have not yet received your vote. We urge you to vote as soon as possible in order to allow the Fund to obtain a sufficient number of votes to hold the Meeting as scheduled.

1-877-708-3615

Voting is

very important.

Please vote now to be sure your vote is received in time for the November 8, 2011

Special Meeting of Shareholders.

Federated Balanced Allocation Fund has made it very easy for you to vote. Choose one of the following methods:

•        Speak to a live Proxy Specialist by calling the number above. We can answer any of your questions and record your vote. (open: M-F 9:30am – 9pm, Sat 10am – 6pm ET)

•        Log on to the website noted on your proxy card, enter your control number printed on the card, and vote by following the on-screen prompts.

•        Call the toll-free number on your proxy card, enter the control number printed on the card, and vote by following the touchtone prompts.

•        Mail in your signed proxy card in the envelope provided.

Voting takes only a few minutes.

PLEASE VOTE TODAY.